A.B
3/1



10027749

UNI┌ ┐CURITIES AND E.
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 AND ENDING DECEMBER 31, 2009
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 BRICKELL AVENUE, SUITE 928
                    (No. and Street)

MIAMI   FLORIDA   33131
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LUIS F. MENOCAL III   (305) 670-4180
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
                    (Name – if individual, state last, first, middle name)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI   FLORIDA   33144
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __LUIS F. MENOCAL III__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ACP SECURITIES, LLC__, as of __DECEMBER 31__, 20 __09__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

__PRESIDENT__
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



ACP SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ACP SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

February 11, 2010

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
ACP Securities, LLC

We have audited the accompanying statement of financial condition of ACP Securities, LLC (the Company) (a wholly owned subsidiary of ACP Capital Holdings, LLC) as of December 31, 2009, and the related statement of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financials based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACP Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

ACP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

A S S E T S

ASSETS

Cash and Cash Equivalents	$ 3,293	
Deposit with Clearing Broker	25,000	
Accounts Receivable from Clearing Broker, No Reserve Required	242,075	
Prepaid Expenses and Other Assets	6,385	
Computer and Other Equipment, at Cost, Net of Accumulated Depreciation of $ 22,326	308	
TOTAL ASSETS		$ 277,061

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Payable to Clearing Broker	$ 28,882	
Accounts Payable and Accrued Expenses	56,393	
Total Liabilities		$ 85,275

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY

Paid-in Capital	$ 387,208	
Accumulated (Deficit)	(195,422)	
Total Member's Equity		191,786
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 277,061

Subject to Comments in Attached Letter and Notes to Financial Statements.

ACP SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		$ 1,801,933
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 1,526,754	
Clearance, Quotation, and Communication Costs	57,940	
Rental Expenses	14,033	
Taxes, Other than Income Taxes	2,496	
Other Operating Expenses	96,675	
Total Operating Expenses		1,697,898
PROFIT BEFORE INCOME TAXES		$ 104,035
INCOME TAX PROVISION		-
NET PROFIT		$ 104,035

Subject to Comments in Attached Letter and Notes to Financial Statements.

ACP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Paid-in Capital	Accumulated (Deficit)	Total Member's Equity
Balance - January 1, 2009	$ 377,208	$ (299,457)	$ 77,751
Capital Contribution - Cash	10,000	-	10,000
Net Profit for the Period	-	104,035	104,035
Balance - December 31, 2009	$ 387,208	$ (195,422)	$ 191,786

Subject to Comments in Attached Letter and Notes to Financial Statements.

ACP SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES
Net Profit $ 104,035
Adjustments to Reconcile Net Profit to Net
  Cash Used in Operating Activities:
    Depreciation   4,024
  Changes in Operating Assets and Liabilities:
    (Increase) in Accounts Receivable from Clearing Broker   (184,314)
    Decrease in Due From Related Party   2,000
    Decrease in Prepaid Expenses and Other Assets   247
    Increase in Payable to Clearing Broker   17,349
    Increase in Accounts Payable and Accrued
      Expenses   37,978

NET CASH (USED IN) OPERATING ACTIVITIES $ (18,681)

FINANCING ACTIVITIES
  Cash Contribution from Member $ 10,000

NET CASH PROVIDED BY FINANCING ACTIVITIES   10,000

(DECREASE) IN CASH $ (8,681)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR   11,974

CASH AND CASH EQUIVALENTS AT END OF YEAR $ 3,293

SUPPLEMENTAL CASH FLOW DISCLOSURES

  Interest Paid $ -

  Income Taxes Paid $ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - ACP Securities, LLC (the Company) is a registered broker/dealer and a member firm of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of ACP Capital Holdings, LLC (the member and parent), a financial services company.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Computer and Other Equipment - Computer equipment is stated at cost less accumulated depreciation. Depreciation on computer and other equipment is calculated using the straight-line method over a three year period which is the estimated useful life of the computer equipment. Depreciation expense for the year ended December 31, 2009 amounted to $ 4,024.

Income Taxes - No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The Parent is to include the Company's income or losses on its tax return.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Revenue and Expense Recognition - Commission income and expense from customer transactions are recorded on a trade-date basis.

Cash Equivalents - The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES   (CONTINUED)

Recent Accounting Pronouncements - In June, 2009 the Financial Accounting Standards Board (FASB) Accounting Standards Codification was issued to be the source of authoritative U.S. generally accepted accounting principles (GAAP) and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. The standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The codification does not change or alter existing GAAP and there is no expected impact on the Company's financial condition or results of operations.

Fair Value Measurement - In September 2006, the FASB issued an accounting standard which defines fair value and applies to other accounting pronouncements that require or permit fair value measurements. This standard was effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for nonfinancial assets and liabilities in fiscal years beginning after November 15, 2008. The adoption is not expected to have a material impact on the Company's financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities - In February 2007, the FASB issued an accounting standard allowing entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, the standard specifies that unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The standard did not have an impact on the Company's financial condition, results of operations and cash flows, since the Company elected to not adopt this statement.

Subsequent Events - In May 2009, the FASB issued an accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or ready to be issued. The standard is effective for interim and annual periods ending after June 15, 2009. The standard did not have a material effect on the Company's financial statements.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $50,000. At December 31, 2009, the Company's "Net Capital" was in excess of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

During the year 2009, the Company entered into an lease for it's office premises. The Company's obligation for the payment of rent commenced August 1, 2009 and the lease term ends July 31, 2014. The Company has the right to terminate the lease by providing the landlord with ninety (90) days advance written notice.

Minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

Year Ended December 31

2010	$ 31,864
2011	32,824
2012	33,804
2013	34,822
2014	20,664
	$ 153,978

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2009 is as follows:

Commissions	$ 1,739,422
Interest and Other	62,511
	$ 1,801,933

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company previously had an agreement with an affiliate whereby the affiliate would reimburse the Company for 10% of certain operating costs. This agreement was terminated effective September 30, 2006. In May 2007, a new agreement between the parties was entered into effective January 2008, whereby the affiliate would reimburse the Company 10% of its fee revenues or a minimum of $2,000 per month starting in the first quarter of 2008. During the year ended December 31, 2009, the Company received $24,000 under this agreement.

SUPPLEMENTARY INFORMATION

ACP SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

NET CAPITAL

Total Member's Equity		$ 191,786
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 191,786
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 308	
2. Prepaid Expenses and Other Assets	6,385	6,693
Net Capital Before Haircuts on Security Positions		$ 185,093
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		(171)
Net Capital		$ 184,922

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report Form X-17A-5, Part IIA filing and the audited annual report.

ACP SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:

Payable to Clearing Broker	$ 28,882	
Accounts Payable and Accrued Expenses	56,393	
Total Aggregate Indebtedness		$ 85,275

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 5,685
Minimum Net Capital Requirement	$ 50,000
Excess in Net Capital (Net Capital Less Net Capital Required)	$ 134,922
Excess Net Capital at 1,000 Percent (Net Capital Less 10% of Aggregate Indebtedness)	$ 176,394
Percentage of Aggregate Indebtedness to Net Capital	46%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

ACP SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

ACP SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Pershing, LLC. The Company holds no customer funds or securities. Such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

To the Member
ACP Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules
of ACP Securities, LLC (the Company), as of and for the year ended December 31, 2009,
in accordance with auditing standards generally accepted in the United States of America,
we considered the Company's internal control over financial reporting as a basis for designing
our auditing procedures for the purpose of expressing our opinion on the financial statements,
but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's
internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study included tests
of such practices and procedures that we considered relevant to the objectives stated in
rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate
debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of rule 15c3-3. Because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer securities, we
did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of
   the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

ACP Securities, LLC
Page Three

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the member or parent management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 11, 2010

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
ACP Securities, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2009, which were agreed to by ACP Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating ACP Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). ACP Securities LLC's management is responsible for the ACP Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

> 1. Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

> 2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

> 3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

ACP Securities, LLC
Page Two

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

February 11, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067185 FINRA DEC
ACP SECURITIES LLC   12*12
444 BRICKELL AVE STE 900
MIAMI FL 33131-2407

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LUIS MENOCAL 305-670-4180

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ *3,883.17*

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (*839.76*)

   07/09/2009
   Date Paid

   C. Less prior overpayment applied (*—*)

   D. Assessment balance due or (overpayment) *3,043.41*

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum *—*

   F. Total assessment balance and interest due (or overpayment carried forward) $ *3,043.41*

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ *3,043.41*

   H. Overpayment carried forward $(*—*)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACP SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(signature)
(Authorized Signature)

Dated the *27* day of *JANUARY*, 20 *10*.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER			
Dates:	Postmarked	Received	Reviewed
Calculations _____		Documentation _____	Forward Copy _____
Exceptions:			
Disposition of exceptions:			

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _1,638,075_

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions —

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _3,251_

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _39,315_

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction O): _42,241_

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____ —

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____ —

Enter the greater of line (i) or (ii) —

Total deductions _84,807_

2d. SIPC Net Operating Revenues $ _1,553,268_

2e. General Assessment @ .0025 $ _3,883.17_

(to page 1 but not less than
$150 minimum)

2